March 18, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Kari Jin, Staff Accountant

Re:	Blue Coat Systems, Inc.

Form 10-K for the Fiscal Year Ended April 30, 2007

Form 10-Q for the Quarterly Period Ended October 31, 2007

Form 8-K filed on November 20, 2007

File No. 0-28139

Ladies and Gentlemen:

Blue Coat Systems, Inc. (“Blue Coat” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated February 20, 2008, relating to the above-referenced filings.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Blue Coat’s response.

Form 10-K for the Fiscal Year Ended April 30, 2007

General

1.	You disclose on pages 37-38 and 82 that you derive revenues from the Middle East, Africa, Central America, Latin America, and Asia. We note that in the Contact Us section of your website, the pull-down menu indicates that nationals of Cuba, Iran, North Korea, Sudan, and Syria can fill out the on-line form in order for your representatives to contact them. Your filing does not include any specific information regarding contacts with Cuba, Iran, North Korea, Sudan, and Syria, countries that are identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, North Korea, Sudan, and Syria, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, technology, or services you have provided into those countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.

Blue Coat Systems, Inc. 420 North Mary Ave Sunnyvale, CA 94085 866.30BCOAT    T: 408.220.2200    F: 408.220.2250    www.bluecoat.com

Securities and Exchange Commission

March 18, 2008

We have not knowingly made, nor do we presently intend to make, sales of our products, technology or services to individuals, entities or organizations (collectively, “Persons”) in Cuba, Iran, North Korea, Sudan and Syria (the “Target Countries”), nor do we have any direct or indirect agreements, commercial arrangements or other contracts with the governments of those countries or entities controlled by them.

We sell our products and services both directly and through distributors and resellers (collectively “Channel Partners”), with a substantial majority of our sales made through Channel Partners. We have implemented an export control compliance program to prevent making sales of our products and services to Persons or countries or for activities that are restricted or prohibited without first obtaining all required U.S. export licenses or other approvals required by U.S. export control and economic sanctions laws and regulations, including sales to Persons in or governments of the Target Countries. From our U.S. Channel Partners, we collect point of sale (“POS”) data that identifies the name and the zip code of the end user of the product, and from our international Channel Partners, we collect POS data that identifies the name and country of residence of the product’s end user. We do not accept or fulfill orders for Persons in any Target Country or for Persons or countries or activities that require export licenses or other approvals under the U.S export control or economic sanctions laws and regulations unless such export licenses or other approvals have been obtained. We also have provisions in our standard forms of Channel Partner agreements that require that our Channel Partners comply with all applicable U.S. export control laws and regulations when making sales of our products or services. We also have provisions in our standard end user licenses (which may be executed or provided in shrinkwrap or clickwrap form) that require compliance with U.S. export control laws and regulations in the use of our products and prohibit their export or reexport in violation of such laws.

The pull-down menu contained on the “Contact Us” section of our Web site was created from a pre-populated and publicly available list of countries. Since learning from the Staff’s letter that the list contained Cuba, Iran, North Korea Sudan and Syria, we have removed these countries from the pull-down menu.

Consolidated Statement of Operations, page 51

2.	We note from your disclosure on page 55 that you enter subscription arrangements and that you recognize revenue from such arrangements ratably over the life of the contract. Please explain to us the nature of the terms of such arrangements and tell us the amount of revenues earned from these arrangements for each period presented. In addition, we note, at times, the Company enters into multiple element arrangements for which you do not have VSOE of fair value for all undelivered elements and accordingly, the entire arrangement is recognized ratably over the performance period. Please tell us where you classify the revenues from these multiple element arrangements and subscription arrangements in your Consolidated Statements of Operations (e.g., product, service or an allocation amongst both product and service).

Blue Coat Systems, Inc. 420 North Mary Ave Sunnyvale, CA 94085 866.30BCOAT    T: 408.220.2200    F: 408.220.2250    www.bluecoat.com

Securities and Exchange Commission

March 18, 2008

If you allocate the revenues amongst product and service, then please explain your allocation methodology and provide justification for such presentation. Also, please tell us whether you considered including in your presentation the separate revenue, and related cost of revenue, line item for such bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements. Further, assuming that your presentation of revenues and cost of revenues are considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, you should revise your footnote disclosures to inform investors of your presentation methodologies relating to these bundled arrangements where there is a lack of VSOE of fair value among the elements. In addition, please ensure that your MD&A disclosures include a discussion of your allocations and the reasons for such allocation.

We offered subscriptions to our Blue Coat Web Filter software (BCWF) until the third quarter of fiscal year 2007, when we commenced sales of perpetual licenses to BCWF. BCWF subscriptions were for terms of one to three years. We recognized revenue for these arrangements ratably over the term of the subscription. The amount of revenue recognized from BCWF subscriptions was approximately $0.8 million, $4.3 million, and $8.9 million in fiscal years 2005, 2006, and 2007, respectively. These amounts were included in product revenue and represented 1%, 3.7%, and 6.5% of total product revenue in fiscal years 2005, 2006, and 2007, respectively. We continue to recognize revenue from subscriptions that have not yet expired over their remaining terms.

During the periods presented, only those multiple element arrangements involving our NetCache product line lacked VSOE of fair value for all undelivered elements. We acquired the NetCache product line from Network Appliance, Inc. in September 2006, and have since phased it out. When we commenced sales of NetCache products in fiscal year 2007, we did not have VSOE of fair value for the support services sold with the products and, accordingly, revenue from sales of those products was recognized ratably as service revenue over the support service period. No allocation was made to product revenue and no separate disclosure was made in the footnotes to our financial statements, as the revenue recognized totaled approximately $0.7 million, or less than 1% of our total revenue, for fiscal year 2007. We continue to recognize revenue from the prior sale of the NetCache products ratably over the remaining support service period.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 54

3.	We note that the Company enters into multiple-element arrangements, which include appliances, software and maintenance services for which VSOE of fair value is established by the price charged when the element is sold separately. Please explain the methodology used to determine VSOE of each undelivered element and specifically describe the various factors that affect your analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, etc.). In

Blue Coat Systems, Inc. 420 North Mary Ave Sunnyvale, CA 94085 866.30BCOAT    T: 408.220.2200    F: 408.220.2250    www.bluecoat.com

Securities and Exchange Commission

March 18, 2008

your response, please tell us the volume and range of standalone sales used to establish VSOE for each applicable element. Additionally, please address if VSOE varies from customer to customer and, if so, how you can reasonably estimate VSOE. In this regard, we note your disclosure on page 34 where you indicate the determination of whether VSOE exists for each undelivered element is based on whether your pricing for such element is “sufficiently consistent.” Please explain further what you mean by “sufficiently consistent.” We also note that in some cases VSOE is based on “management determined prices.” Please explain further the circumstances in which VSOE is based on “management determined prices.” If you are referring to VSOE for elements that have not yet been sold separately, then please confirm that when management establishes a price for an element that is not yet being sold separately, it is probable that the established price will not change before the element is introduced into the marketplace and tell us how you are reasonably able to establish such pricing. Further, if VSOE for maintenance services is based on contractually stated renewal rates, then tell us how you determined such rates are substantive and tell us what percentage of your customers actually renew at such rates. In your response, tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

Maintenance represents the undelivered element in substantially all of our multiple element revenue transactions. We analyze our standalone maintenance renewals by sales channel and geography (strata). We determine the VSOE of fair value for maintenance by analyzing our standalone maintenance renewals noting that a substantial majority of transactions fall within a narrow range for each stratum. The narrow range of each stratum is defined as +/- 15% of a midpoint. During fiscal year 2007 and the first three quarters of fiscal year 2008, there have been approximately 5,700 standalone maintenance transactions with a sufficient number analyzed across each stratum using this method and with a substantial majority of transactions falling within a narrow range. During fiscal year 2007 and the first three quarters of fiscal year 2008, 96% and 97% of our standalone maintenance renewals were priced within +/-15% of a midpoint, respectively.

In our disclosure on page 34, we indicate the determination of whether VSOE exists for each undelivered element is based on whether our pricing for such element is sufficiently consistent. The term “sufficiently consistent” means that a substantial majority of our maintenance renewals falls within +/- 15% of a midpoint.

The only circumstance in which VSOE of fair value has been determined based on management determined prices is for maintenance of BCWF. As noted above, prior to the third quarter of fiscal year 2007, we sold BCWF on a subscription basis. Beginning in the third quarter of fiscal year 2007, we changed the product offering for BCWF to a perpetual license model. Customers who purchase a BCWF perpetual license have the option to purchase a maintenance contract with the license purchase. In such multiple element arrangements, the maintenance contract is priced at a consistent percentage of the perpetual license price, determined by management having the relevant authority. The management determined price represented VSOE of fair value for such maintenance until we had standalone maintenance renewal transactions beginning in the third quarter of fiscal 2008.

Blue Coat Systems, Inc. 420 North Mary Ave Sunnyvale, CA 94085 866.30BCOAT    T: 408.220.2200    F: 408.220.2250    www.bluecoat.com

Securities and Exchange Commission

March 18, 2008

We believe that our reliance on a management determined price for VSOE of fair value was appropriate, given our favorable historical overall VSOE of fair value compliance rates of 96 % for fiscal year 2007 and 97% for the first three quarters of fiscal year 2008. Since changing to a perpetual license model, we had 2,617 BCWF perpetual license transactions bundled with maintenance. In 99% of those transactions, maintenance was priced within the established VSOE range. Additionally, we include language in our BCWF customer contracts that requires maintenance renewals be priced at the same amount as the initial maintenance pricing. We implemented internal controls to ensure that the standalone maintenance pricing is consistent with VSOE of fair value. These controls include requiring approval by appropriate levels of financial management of all pricing outside of VSOE of fair value. The first standalone maintenance renewal transactions occurred in the third quarter of fiscal year 2008. To date, 90% of those transactions were priced at the management determined VSOE of fair value.

We do not base VSOE on contractually stated renewal rates for maintenance services.

We will expand the discussion of our revenue recognition policy in our Form 10-K for the fiscal year ending April 30, 2008 to more fully address our revenue recognition practices with respect to maintenance.

4.	We note that product revenue in China is deferred until the customer registers the proxy appliance. Please explain why your revenue recognition policy for sales in China differs from that of your other arrangements.

Revenue for sales of our proxy appliances made through distributors, except in China, are deferred until the distributors report that our proxy appliances have been sold to a customer. Our past experience was that reports of product sales by distributors in China were not always accurate. Therefore, our policy for recognizing revenue in China is based on when the customer registers the proxy appliance.

Since the end user typically registers an appliance electronically via email once it has been delivered and activated, we determined that the registration date was the appropriate date upon which to recognize revenue on sales made in China.

Per Share Amounts, page 59

5.	Tell us how you considered Issue 5 of EITF 03-6 in determining whether the convertible preferred stock should be included in the computation of basic earnings per share for fiscal 2007 regardless of the fact that the Company has a net loss from operations. In this regard, tell us whether the preferred shareholders have contractual obligations to share in the losses of the company. Further, tell us how you considered Issue 6 of EITF 03-6 in your calculations of basic earnings per share for the periods ended July 31, 2007 and October 31, 2007.

Blue Coat Systems, Inc. 420 North Mary Ave Sunnyvale, CA 94085 866.30BCOAT    T: 408.220.2200    F: 408.220.2250    www.bluecoat.com

Securities and Exchange Commission

March 18, 2008

We reviewed both the Series A Preferred Stock Purchase Agreement, dated June 22, 2006, and the Certificate of Designation, Preferences and Rights of Series A Preferred Stock, filed with the State of Delaware, to determine whether the Series A Preferred Stock should be included in the computation of basic earnings per share. Under the terms of those documents, the holders of the Series A Preferred Stock had no obligation to share in, or otherwise fund, our losses, nor was the mandatory redemption amount of the Series A Preferred Stock reduced as a result of our losses. Consequently, we determined that the Series A Preferred Stock should not be included in the computation of basic earnings per share for fiscal 2007 under Issue 5 of EITF 03-6, regardless of the fact that we had a net loss from operations for that period. We updated our disclosure in Note 4, “Per Share Amounts” of our most recently filed Form 10-Q to include a discussion of this topic.

In reviewing your comment and EITF 03-6, it appears that we should have used the two class method of calculating basic earnings per share for the first quarter of fiscal 2008. (Since the Series A Preferred Stock was converted in September 2007, the use of the two class method to calculate basic earnings per share was not applicable for the second and third fiscal quarters of 2008.)

We note that the computations of basic earnings per share are correct in the Form 10-Q for the second and third fiscal quarters of 2008, filed on December 6, 2007 and March 7, 2008, respectively, and that the effect of calculating basic earnings per share under the two class method would have resulted in a reduction in basic earnings of only $.02 per share for the first quarter of fiscal 2008. In addition, we believe that readers of our financial reports primarily focus their attention on diluted earnings per share. Therefore, we propose to correct the basic earnings per share computations for the first quarter of fiscal 2008 in the quarterly information footnote that will be included in our Annual Report on Form 10-K for the year ended April 30, 2008.

Form 10-Q for the Quarter Ended October 31, 2007

Note 3. Balance Sheet Details

Cash and Cash Equivalents, page 15

6.	We note that the Company’s short-term investments include investments in auction rate preferred securities. Please tell us how you determined the value of the underlying credit for those securities. In this regard, please tell us what impact the recent uncertainties in the credit market have had on your portfolio and on your valuation of these securities. Also, tell us whether you have identified any auction rate securities for which auctions have been unsuccessful and if so, tell us what impact this has had on the liquidity of your portfolio and your classification of these investments as short-term. In addition, tell us how you considered including a discussion of the potential problems applicable to auction rate securities in your disclosures.

Blue Coat Systems, Inc. 420 North Mary Ave Sunnyvale, CA 94085 866.30BCOAT    T: 408.220.2200    F: 408.220.2250    www.bluecoat.com

Securities and Exchange Commission

March 18, 2008

At October 31, 2007, we held $7.7 million in auction rate securities in our investment portfolio. We held these securities until December 2007, at which time we sold the entire position and reinvested the balance in other cash equivalents and short-term investments. We no longer hold any auction rate securities. Prior to the liquidation of these securities, we determined the value of the underlying credit by analyzing the market values provided in the monthly statement from our securities brokers and, additionally, assessing whether any auctions had failed during the reporting period. We did not sustain a loss in connection with the ultimate sale of these securities, nor did we encounter an unsuccessful auction during the period in which we held the securities.

Given the uncertainties in the credit market, we added a risk factor to our Form 10-Q for the second quarter of fiscal year 2008, which appears on page 44. We also considered discussing the potential problems applicable to these securities in the footnotes to our financial statements and in the Management Discussion and Analysis section of our Form 10-Q. However, as none of our auction rate securities had failed to reset at auction, we deemed it unnecessary to provide additional discussion of the potential issues related to these securities.

Form 8-K Filed November 20, 2007

7.	We believe the non-GAAP statement of operations appearing in your November 20, 2007 Form 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

We will revise future 8-K filings to exclude the non-GAAP operating statement. We will instead consider presenting only non-GAAP measures on a line item basis which are reconciled to the most comparable financial measure calculated and presented in accordance with GAAP and that otherwise comply with the applicable provisions of Item 10 of Regulation S-K and Question 8 of the related Frequently Asked Questions published by the Division of Corporate Finance.

In connection with this response, Blue Coat acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Blue Coat Systems, Inc. 420 North Mary Ave Sunnyvale, CA 94085 866.30BCOAT    T: 408.220.2200    F: 408.220.2250    www.bluecoat.com

Securities and Exchange Commission

March 18, 2008

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns with respect to the foregoing, please contact the undersigned at (408) 220-2085 or by facsimile at (408) 220-2175.

Sincerely,

/s/ Betsy E. Bayha
Betsy E. Bayha
Senior Vice President, General Counsel and Secretary

cc:	Kevin Royal, Senior Vice President and Chief Financial Officer

Sam Lazarakis, Ernst &Young, LLP

Brian Outland, Ernst & Young, LLP

Blue Coat Systems, Inc. 420 North Mary Ave Sunnyvale, CA 94085 866.30BCOAT    T: 408.220.2200    F: 408.220.2250    www.bluecoat.com